UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO 240.13d-2(a) AND AMENDMENTS THERETO FILED
PURSUANT TO 240.13d-2(a)
(Amendment No. 4)*

RADA ELECTRONIC INDUSTRIES LTD.
(Name of Issuer)

Ordinary Shares, NIS 0.03 par value
(Title of Class of Securities)

M81863124 (CUSIP Number)

Jonathan M. Nathan, Adv.
Meitar Liquornik Geva Leshem Tal, Law Offices
16 Abba Hillel Silver Rd.
Ramat-Gan 5250608, Israel
+972-3-610-3100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)
 (Page 1 of 9 Pages)

CUSIP No. M81863124	13D/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS:
DBSI Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
14,306,707 (1)

	8	SHARED VOTING POWER:
0

	9	SOLE DISPOSITIVE POWER:
14,306,707 (1)

	10	SHARED DISPOSITIVE POWER:
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
14,306,707 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
54.0% (2)

14	TYPE OF REPORTING PERSON:
CO

(1)          Includes an aggregate of 4,700,193 ordinary shares issuable upon exercise of warrants held by the Reporting Person. Excludes up to a maximum of 6,755,319 ordinary shares potentially issuable to the Reporting Person upon conversion of a convertible loan that has been funded by the Reporting Person to the Issuer. See Item 5.

(2)      Percentage shown is based on 21,778,418 Ordinary Shares outstanding as of January 18, 2017, which reflects: (i) 21,246,541 outstanding Ordinary Shares as of December 6, 2016, as set forth in the Issuer’s proxy statement, dated December 9, 2016, for its 2016 annual and extraordinary general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 9, 2016; (ii) an upwards adjustment to account for a subsequent issuance of Ordinary Shares upon an exercise of warrants by the Reporting Person in January 2017; and (iii) adjustments due to the reverse share split effected by the Issuer in September 2016 and related rounding of share numbers. See Item 5.

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CUSIP No. M81863124	13D/A	Page 3 of 9

1	NAMES OF REPORTING PERSONS:
Barak Dotan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
14,306,707 (1)

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
14,306,707 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
14,306,707 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
54.0% (2)

14	TYPE OF REPORTING PERSON:
IN

(1)          Includes an aggregate of 4,700,193 ordinary shares issuable upon exercise of warrants held by DBSI Investments Ltd. (“DBSI”), with respect to which the Reporting Person shares beneficial ownership. Excludes up to a maximum of 6,755,319 ordinary shares potentially issuable to DBSI upon conversion of a convertible loan that has been funded by DBSI to the Issuer. See Item 5.

 (2 Percentage shown is based on 21,778,418 Ordinary Shares outstanding as of January 18, 2017, which reflects: (i) 21,246,541 outstanding Ordinary Shares as of December 6, 2016, as set forth in the Issuer’s proxy statement, dated December 9, 2016, for its 2016 annual and extraordinary general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 9, 2016; (ii) an upwards adjustment to account for a subsequent issuance of Ordinary Shares upon an exercise of warrants by DBSI in January 2017; and (iii) adjustments due to the reverse share split effected by the Issuer in September 2016 and related rounding of share numbers. See Item 5.
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CUSIP No. M81863124	13D/A	Page 4 of 9

1	NAMES OF REPORTING PERSONS:
Yossi Ben Shalom

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
14,306,707 (1)

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
14,306,707 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
14,306,707 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
54.0% (2)

14	TYPE OF REPORTING PERSON:
IN

(1)          Includes an aggregate of 4,700,193 ordinary shares issuable upon exercise of warrants held by DBSI, with respect to which the Reporting Person shares beneficial ownership. Excludes up to a maximum of 6,755,319 ordinary shares potentially issuable to DBSI upon conversion of a convertible loan that has been funded by DBSI to the Issuer. See Item 5.

(2)      Percentage shown is based on 21,778,418 Ordinary Shares outstanding as of January 18, 2017, which reflects: (i) 21,246,541 outstanding Ordinary Shares as of December 6, 2016, as set forth in the Issuer’s proxy statement, dated December 9, 2016, for its 2016 annual and extraordinary general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 9, 2016; (ii) an upwards adjustment to account for a subsequent issuance of Ordinary Shares upon an exercise of warrants by DBSI in January 2017; and (iii) adjustments due to the reverse share split effected by the Issuer in September 2016 and related rounding of share numbers. See Item 5.
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Item 1.	Security And Issuer.

This Amendment No. 4 (this “Amendment No. 4”) to the Statement of Beneficial Ownership on Schedule 13D filed on June 2, 2016 (the “Statement”), as amended by Amendment No. 1 thereto filed on August 29, 2016 (“Amendment No. 1”), Amendment No. 2 thereto filed on November 23, 2016 (“Amendment No. 2”) and Amendment No. 3 thereto filed on January 25, 2017 (“Amendment No. 3”), relates to the Ordinary Shares, NIS 0.03 par value per share (“Ordinary Shares”) of RADA Electronic Industries Ltd., an Israeli company (the “Issuer” or “RADA”).  Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement and/or in Amendments No. 1, No. 2 and No. 3.

This Amendment No. 4 is being filed by the Reporting Persons to report sales by DBSI (as defined in Item 2 below), since the filing of Amendment No. 3, of an aggregate of 521,833 additional Initial Shares that had been acquired by it at the Closing, thereby reducing DBSI’s and the other Reporting Persons’ beneficial ownership of Ordinary Shares by more than one percent.

Except as modified by the information provided in this Item 1, the information set forth in Item 1 of the Statement, as supplemented by the information that appeared in Item 1 of Amendments No. 1, No. 2 and No. 3, is incorporated by reference herein in response to the disclosure requirements of Item 1 of Schedule 13D.

Item 2.	Identity and Background

This Amendment No. 4 is being filed by each of (1) DBSI Investments Ltd. (“DBSI” or the “Reporting Entity”), (2) Barak Dotan and (3) Yossi Ben Shalom.
Messrs. Dotan and Ben Shalom are together referred to sometimes hereafter as the “Reporting Individuals”, and, together with the Reporting Entity, the “Reporting Persons”.

The information set forth in the Statement in response to:

•	paragraphs (b)-(c) and (f) of Item 2, concerning DBSI;
•	paragraphs (a), (b), (c) and (f) of Item 2, concerning DBSI’s executive officers and directors;
•	paragraphs (a), (b), (c) and (f) of Item 2, concerning DBSI’s controlling shareholders;
•	paragraphs (b)-(c) and (f) of Item 2, concerning Mr. Barak Dotan; and
•	paragraphs (b)-(c) and (f) of Item 2, concerning Mr. Yossi Ben Shalom is in each case incorporated by reference herein in response to the disclosures required by the corresponding paragraphs of this Amendment No. 4.

(d)        Criminal Proceedings: The information set forth in the corresponding paragraph of the Statement (with respect to each of (i) DBSI, its executive officers and directors, and its controlling shareholders, (ii) Mr. Barak Dotan and (iii) Mr. Yossi Ben Shalom) is incorporated by reference herein.

(e)        Civil Proceedings: The information set forth in the corresponding paragraph of the Statement (with respect to each of (i) DBSI, its executive officers and directors, and its controlling shareholders, (ii) Mr. Barak Dotan and (iii) Mr. Yossi Ben Shalom) is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

No funds were expended by any of the Reporting Persons for the transactions described in this Amendment No. 4, which were solely sales of Ordinary Shares by DBSI.
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Item 4.	Purpose of Transaction.
The information set forth in the corresponding paragraph of the Statement with respect to DBSI (and, indirectly, the Reporting Individuals) is incorporated by reference herein.

DBSI reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of RADA purchased by it.

Except as set forth in this Item 4, DBSI has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although DBSI does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.	Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 4 are made on the basis of 21,778,418 Ordinary Shares outstanding as of January 18, 2017, which reflects: (i) 21,246,541 outstanding Ordinary Shares as of December 6, 2016, as set forth in the Issuer’s proxy statement, dated December 9, 2016, for its 2016 annual and extraordinary general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 9, 2016; (ii) an upwards adjustment to account for a subsequent issuance of Ordinary Shares upon an exercise of 531,915 Warrants by DBSI in January 2017 (as described in the table in paragraph (c) of Item 5 of Amendment No. 3); and (iii) an upwards adjustment of 38 Ordinary Shares due to the reverse share split effected by the Issuer in September 2016 and related rounding of share numbers.

(a)      DBSI is the beneficial owner of 14,306,707 Ordinary Shares of the Issuer, constituting 54.0% of the issued and outstanding Ordinary Shares of the Issuer. Such number of Ordinary Shares consists of the following:

(i)	6,415,024 remaining Ordinary Shares from among the Initial Shares purchased by DBSI from the Issuer at the Closing;

(ii)	531,915, 2,127,660 and 531,915 First Warrant Shares issued to DBSI upon exercise of Warrants on August 29, 2016, November 9, 2016 and January 18, 2017, respectively;

(iii)	1,063,829 remaining First Warrant Shares issuable to DBSI upon exercise of additional outstanding Warrants; and

(iv)	3,636,364 Second Warrant Shares issuable to DBSI upon exercise of outstanding Warrants.

The foregoing number of Ordinary Shares beneficially owned by DBSI excludes up to a maximum of 6,755,319 Convertible Loan Shares potentially issuable to DBSI upon conversion of a convertible loan in an amount of $3,175,000 that was funded by DBSI to the Issuer on June 15, 2016 (as described further in Item 6 of Amendment No. 1). The conversion price per share for the convertible loan (and, accordingly, the number of shares issuable upon conversion) is variable and will equal 95% of the average closing trading price of the Ordinary Shares during the five trading days preceding conversion (subject to a maximum conversion price of $2.40 per share and a minimum conversion price of $0.47 per share). See “Right to Acquire Additional Ordinary Shares— Convertible Loan Agreement” in Item 6 of Amendment No. 1.

Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of the foregoing 14,306,707 Ordinary Shares of the Issuer beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares.

(b)         The Reporting Persons and the other persons identified in Item 2 possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer’s Ordinary Shares as described in paragraph (a) above.
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(c)        During the past 60 days, DBSI has effected the transactions listed in the table in paragraph (c) of Item 5 of Amendment No. 3, which is incorporated by reference herein, and has furthermore effected the following additional transactions with respect to Ordinary Shares that occurred following the filing of Amendment No. 3:

Type of Transaction and Date	Quantity of Ordinary Shares Sold/Purchased	Price Per Share	Total ($)
Sales(*):
January 25, 2017	20,000	$1.36307	$27,261
January 25, 2017	285,085	$1.3293	$378,963
January 26, 2017	131,850	$1.3247	$174,662
January 27, 2017	5,300	$1.30	$6,890
January 30, 2017	79,598	$1.32824	$105,725
(*) Sales were made on the NASDAQ Stock Exchange under a plan adopted by DBSI in accordance with the safe harbor provided by Rule 10b5-1 under the Exchange Act.

Except as described in this Amendment No. 4, none of the Reporting Persons has effected any transaction in the Ordinary Shares (or other securities of RADA convertible into, or exercisable for, Ordinary Shares) in the past 60 days.

(d)     Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights

The description in Item 6 of the Statement of the registration rights granted by the Issuer to DBSI under each of the Purchase Agreement and the Registration Rights Agreement is incorporated by reference in response to this Item 6. In addition, as described in Amendment No. 1, the Issuer filed a shelf registration statement on Form F-3 with the SEC on June 15, 2016, for the public resale by DBSI of up to 5,299,655 Initial Shares (which now constitute 2,649,828 Ordinary Shares, following the Reverse Share Split), which was declared effective by the SEC on June 22, 2016.

Rights to Acquire Additional Shares

Warrants

The description in Item 6 of the Statement of the Warrants issued by the Issuer to DBSI at the Closing is incorporated by reference in response to this Item 6. In addition, as reported in Items 1 and 5(c) of Amendment No. 1, in Items 1 and 5(c) of Amendment No. 2, and in Items 1 and 5(c) of Amendment No. 3, since the filing of the Statement— on August 29, 2016, November 9, 2016 and January 18, 2017— DBSI exercised Warrants to purchase 531,915, 2,127,660 and 531,915 First Warrant Shares, respectively.

Convertible Loan Agreement

The description of the funding of the Loan Amount by DBSI to the Issuer set forth in Item 6 of Amendment No.1, and the description of the Convertible Loan Agreement entered into by the Issuer and DBSI, and the terms for conversion of the Loan Amount provided by DBSI pursuant thereto, as appeared in Item 6 of the Statement, are incorporated by reference in response to this Item 6.

Other than as described above in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

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Item 7.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith or incorporated by reference herein (as indicated below):

Exhibit No.	Description

1
Purchase Agreement, dated as of April 14, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.4 to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on May 16, 2016 (hereafter, the “Issuer’s 2015 Form 20-F”))

2	Registration Rights Agreement, dated as of April 14, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.5 to the Issuer’s 2015 Form 20-F)

3	Convertible Loan Agreement, dated as of April 14, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.6 to the Issuer’s 2015 Form 20-F)

4	First Amendment to Convertible Loan Agreement, dated as of May 15, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.7 to the Issuer’s 2015 Form 20-F)

5	Warrant to Purchase Ordinary Shares of the Issuer, dated April 14, 2016, issued by the Issuer to DBSI (incorporated by reference to Exhibit 4.8 to the Issuer’s 2015 Form 20-F)

6	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended*
         _____________________
           *Filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2017

DBSI INVESTMENTS LTD.
/s/ Barak Dotan
Barak Dotan
Director

/s/ Yossi Ben Shalom
Yossi Ben Shalom
Director

/s/ Barak Dotan
BARAK DOTAN

/s/ Yossi Ben Shalom
YOSSI BEN SHALOM

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